Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Stillwater Mining Company:

We consent to the incorporation by reference in the registration statement on Form S-8 of Stillwater Mining Company of our reports dated March 16, 2009, with respect to the balance sheets of Stillwater Mining Company as of December 31, 2008 and 2007, and the related statements of operations and comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2008, and the effectiveness of internal control over financial reporting as of December 31, 2008, which reports appear in the December 31, 2008 annual report on Form 10-K of Stillwater Mining Company.

/s/ KPMG LLP

Billings, Montana
May 11, 2009